

October 25, 2010

Paul Durham
Chief Accounting Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

> **Re: Tsakos Energy Navigation Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed on April 9, 2010**
> **File No. 001-31236**

Dear Mr. Durham:

We have reviewed your response letter dated October 19, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Chartering Strategy, page 47

1.   We note your response to our prior comment one. It is not clear to us why voyage revenue information by source would not be useful to investors given the differing contributions by each to your results and the copious discussion in your filing attributed to charter rates. Although your chartering strategy referred to in the response is to place the majority of your vessels on fixed period employment, it appears your revenue arrangements in place are not fully on this basis. We believe comparative presentation of the various sources of your revenue will enable investors to understand (i) how well you are able to (a) implement your indicated strategy, (b) evaluate opportunities for vessels referred to on page 48 of your filing, and (c) employ your vessels to optimize earnings

referred to on page 15 of your filing, (ii) the overall mix referred to in the response, (iii) the effect of market volatility referred to in the response and overall market conditions on revenue opportunities available to you, (iv) the comparative effect on revenue per day and (v) provide clarity to your existing disclosure concerning your types of revenues. We also believe that such information would complement the table for "Employment Basis" on page 29 under "Fleet Deployment." Please revise your disclosure accordingly, or explain to us in clear detail why investors would not benefit by such revenue information.

Financial Analysis, page 52

2.   We note your response to prior comment three. We believe tabular presentation of the components of "voyage expenses" would also be beneficial to investors. Please revise your disclosure accordingly.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-221-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief